MATERIAL CHANGE REPORT

FORM 51-102F3

1.

Name and Address of Company:

Rouge Resources Ltd. (the "Company")
Suite 3123 – 595 Burrard Street
Vancouver, BC  V7X 1J1

2.

Date of Material Change:

August 8, 2016

3.

News Release:

On August 8, 2016, the Company issued a news release reporting the material change through Canada News Wire.

4.

Summary of Material Change:

On August 8, 2016, the Company announced it had changed its name to Fiore Exploration Ltd. and announced its new stock symbol and CUSIP number.

5.

Full Description of Material Change:

On August 8, 2016, the Company announced that effective at the opening Monday, August 8, 2016, the common shares of Fiore Exploration Ltd., new stock symbol TSXV:F, will commence trading on the TSX Venture Exchange, and the common shares of Rouge Resources Ltd., old stock symbol ROU.V, will be delisted.  In connection with the name change the Company advised of its new CUSIP number of 31809M 10 9.

6.

Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.

Omitted Information:

No significant facts otherwise required to be disclosed in this report have been omitted.

8.

Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

Tim Warman
Chief Executive Officer
Phone:  (604) 609-6110

9.

Date of Report:

August 11, 2016